Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-114884) on Form S-8 of Tennant Company Profit Sharing and Employee Stock Ownership Plan of our report dated June 26, 2012, with respect to the statement of net assets available for benefits of Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2011, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Tennant Company Profit Sharing and Employee Stock Ownership Plan.

/s/ CliftonLarsonAllen LLP

Minneapolis, MN
June 27, 2012